1100 - 1199 W. Hastings St. Vancouver, B.C. V6E 3T5 Tel: 604-681-9059 Fax: 604-688-4670 www.quaterraresources.com

June 19, 2008
AMEX: QMM TSX-V: QTA NR-12-08

CORPORATE UPDATE

VANCOUVER, B.C. – Quaterra Resources Inc. (the “Company”) – Following the Annual General Meeting of Shareholders held on June 18, 2008, the Company is pleased to announce that all resolutions presented to shareholders were passed with 108 shareholders present in person or by proxy representing 23,818,699 shares (27% of the issued capital).

The Directors and Officers of the Company for the ensuing year are:

Thomas Patton, President and CEO, Director
Eugene Spiering, Vice President Exploration, Director
Tracy Stevenson, Chairman, Director
Lawrence Page, Corporate Secretary, Director
Roy Wilkes, Director
Robert Gayton, Director
John Kerr, Director
Stacey Bligh, Assistant Secretary
Scott Hean, Chief Financial Officer
Charles Hawley, Vice President Exploration, Alaska

Pursuant to the Company’s stock option plan, option agreements were entered into with directors, officers, employees, and consultants granting the right to purchase an aggregate of 2,190,000 shares at an exercise price of $3.30 per share for a five year period subject to regulatory approval.

On behalf of the Board of Directors,

Thomas Patton,
President and CEO, Quaterra Resources Inc.

Expanded information on the Company’s projects is described on our website at www.quaterraresources.com or contact Nicole Rizgalla at 604-641-2746 or email: nrizgalla@quaterra.com.

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.